UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 23, 2021 (November 22, 2021)

Bright Lights Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39846	85-3038614
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12100 Wilshire Blvd, Suite 1150

Los Angeles, California 90025

(Address of principal executive offices) (Zip Code)

(310) 421-1472

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	BLTSU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	BLTS	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	BLTSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On November 22, 2021, Bright Lights Acquisition Corp., a Delaware corporation (“BLTS”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among BLTS, Bright Lights Parent Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS (“ParentCo”), Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS (“Intermediate Holdco”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of ParentCo (“Merger Sub Corp”), Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”), and Manscaped, LLC, a Delaware limited liability company (“Manscaped”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, among others: (i) BLTS and ParentCo will enter into a merger transaction pursuant to which BLTS will merge with and into ParentCo (the “ParentCo Merger”), pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation, (ii) Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation and a wholly owned subsidiary of Manscaped (“Manscaped, Inc.”), pursuant to which the separate corporate existence of Merger Sub Corp will cease and Manscaped, Inc. will be the surviving corporation and a wholly owned subsidiary of ParentCo (the “Manscaped, Inc. Merger”), (iii) Manscaped, Inc. will merge with and into Merger Sub LLC (such merger, the “Second Merger” and, together with the Manscaped, Inc. Merger, the “Mergers”), with Merger Sub LLC being the surviving entity of the Second Merger (the “Surviving Entity”), and (iv) following the Mergers, (x) Intermediate Holdco will contribute all of its interest in the Surviving Entity to Manscaped in exchange for limited liability company interests of Manscaped and (y) Intermediate Holdco will become the managing member of Manscaped pursuant to an amended and restated limited liability company agreement of Manscaped. Following the closing (the “Closing”) of the series of transactions contemplated by the Business Combination Agreement (such transactions, the “Business Combination”), the name of ParentCo is expected to change to Manscaped, Inc.

As a result of and upon the effective time of the ParentCo Merger (the “Effective Time”), (1) each then issued and outstanding share of Class A common stock, par value $0.0001 per share, of BLTS (the “BLTS Class A Common Stock”), will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of ParentCo (the “ParentCo Class A Common Stock”), (2) each then issued and outstanding share of Class B common stock, par value $0.0001 per share, of BLTS (the “BLTS Class B Common Stock”), will convert automatically, on a one-for-one basis, into a share of ParentCo Class A Common Stock, (3) each then issued and outstanding redeemable warrant of BLTS (each, a “BLTS Warrant”) will convert automatically into a redeemable warrant to acquire one share of ParentCo Class A Common Stock (each, a “ParentCo Warrant”) pursuant to the Assignment, Assumption and Amendment Agreement between BLTS and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Amendment”), and (4) each of the then issued and outstanding units of BLTS that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS Warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant.

Prior to the completion of the Business Combination, (i) 100% of the capital stock of Manscaped, Inc. will be distributed to the equityholders of Manscaped, pro rata in accordance with their respective interests in Manscaped, and (ii) each of the outstanding limited liability company units of Manscaped (“LLC Units”) (other than Incentive Units) will be recapitalized into a single class of limited liability company units, in each case in accordance with the terms and conditions of the Restructuring Agreement (as defined in the Business Combination Agreement).

Additionally, pursuant to the Business Combination Agreement and Manscaped’s limited liability company agreement (which will be amended at Closing), following the achievement of certain milestones, ParentCo will issue ParentCo Class A Common Stock or restricted stock units in ParentCo Class A Common Stock to each holder of Manscaped, Inc. capital stock or restricted stock units of ParentCo as of immediately prior to the effective time of the Manscaped, Inc. Merger with a pro rata portion thereof in excess of zero (each, a “ParentCo Participant” ) in accordance with such ParentCo Participant’s pro rata portion thereof (“ParentCo Earnout”), and Manscaped will issue earnout units in Manscaped to each holder of Manscaped as of immediately following the Closing (each a “Manscaped Participant”) in accordance with such Manscaped Participant’s pro rata portion thereof (“Manscaped Earnout”). The earnout milestones are as follows: (A) if the closing share price of ParentCo Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period commencing on or after the 150th day after the date on which the Closing takes place (the “Closing Date”) and ending on or prior to the five-year anniversary of the Closing Date (such period, the “Earnout Period”); (B) if the closing share price of ParentCo Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period; and (C) if the closing share price of ParentCo Class A Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period. The $12.50, $15.00 and $17.50 share price milestones, respectively, shall also be deemed to have been achieved if (1) after the Closing Date and prior to the five-year anniversary of the Closing Date, there is a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to ParentCo and its subsidiaries, taken as a whole, whereby all or substantially all of the holders of the outstanding shares of ParentCo Class A Common Stock have such shares converted, exchanged or otherwise replaced with the right to receive cash, securities or other property (an “Earnout Strategic Transaction”), or a definitive agreement providing therefor has been entered into during such time and such transaction is ultimately consummated, and (2) the per share value of the consideration to be received in such transaction equals or exceeds $12.50, $15.00 or $17.50 per share, respectively. Earnout shares or units in respect of each milestone may be issued and earned only once. A total of 38,270,000 shares of ParentCo Class A Common Stock shall be subject to the earnout, taking into account both the ParentCo Earnout and the Manscaped Earnout (on an as converted to ParentCo Class A Common Stock basis).

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties, which shall not survive the Closing. Many of the representations and warranties are qualified by materiality or Manscaped Material Adverse Effect. “Manscaped Material Adverse Effect” as used in the Business Combination Agreement means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Manscaped and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of Manscaped to consummate the Business Combination. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

The Business Combination Agreement also contains pre-closing covenants of the parties, including obligations of the parties to use reasonable best efforts to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the other applicable parties, in each case, subject to certain exceptions and qualifications. Additionally, Manscaped has agreed not to initiate any negotiations with respect to, negotiate, or enter into any agreement relating to, a competing transaction, as further provided in the Business Combination Agreement. Bright Lights has also agreed not to initiate any negotiations with respect to, negotiate, or enter into any agreement relating to, another business combination, as further provided in the Business Combination Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing and the earnout).

BLTS and Manscaped also agreed, as promptly as practicable after the execution of the Business Combination Agreement, to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended or supplemented, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of the ParentCo Class A Common Stock be issued in the ParentCo Merger, and containing a proxy statement/prospectus for the purpose of BLTS soliciting proxies from the stockholders of BLTS to approve the Business Combination Agreement, the transactions contemplated thereby and related matters at a special meeting of BLTS stockholders (the “Stockholder Meeting”) and providing such stockholders an opportunity, in accordance with BLTS’ organizational documents and initial public offering prospectus, to have their shares of BLTS Class A Common Stock and BLTS Class B Common Stock redeemed.

ParentCo has agreed to take all such action within its power as may be necessary or appropriate, so that immediately following the Effective Time, the board of directors of ParentCo will consist of seven individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements. One of the directors shall initially be Mike Mahan, four of the directors shall initially be the four directors of Manscaped as of immediately prior to the Effective Time, and two of the directors shall initially be nominees designated by Manscaped with the assistance of BLTS.

Conditions to the Parties’ Obligations to Consummate the Business Combination

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Business Combination are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the approval of the Business Combination and the other stockholder proposals required to approve the Business Combination by BLTS’ stockholders and Manscaped’s equityholders, (ii) all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Business Combination, or under certain related agreements, having expired or been terminated, as applicable, (iii) the effectiveness of the Registration Statement, (iv) the shares of ParentCo Class A Common Stock and ParentCo Warrants to be issued in connection with the ParentCo Merger having been approved for listing on Nasdaq, and (v) BLTS having a minimum of $5,000,001 of net tangible assets upon the Closing.

The obligations of BLTS and its subsidiaries to consummate (or cause to be consummated) the Business Combination are also subject to, among others, (i) the representations and warranties of Manscaped being true and correct, subject to certain materiality standards, Manscaped Material Adverse Effect qualifiers, and certain other exceptions contained in the Business Combination Agreement, (ii) the performance in all material respects (subject to a 30-day cure period) by Manscaped of its pre-closing covenants, and (iii) the absence of any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a Manscaped Material Adverse Effect.

In addition, the obligations of Manscaped to consummate (or cause to be consummated) the Business Combination are also subject to, among others, (i) the representations and warranties of BLTS being true and correct, subject to certain materiality standards and certain other exceptions contained in the Business Combination Agreement, (ii) material performance by BLTS of its pre-closing covenants, subject to the materiality standards contained in the Business Combination Agreement, and (iii) the sum of (a) the amount of cash available in the trust account established in connection with BLTS’ initial public offering following the Stockholder Meeting, after certain deductions and prior to the payment of certain commissions and expenses, (b) the amount expected to be received by ParentCo as part of the PIPE investments prior to or substantially concurrently with the Closing and (c) the aggregate proceeds of any other equity financing of BLTS or ParentCo entered into between the date of the Business Combination Agreement and the Closing, being equal to or greater than $75 million.

Termination Rights

The Business Combination Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of BLTS and Manscaped, (ii) if the consummation of the Business Combination is prohibited by law, (iii) by Manscaped, if the requisite approval of BLTS stockholders has not been obtained at the Stockholder Meeting or at any adjournment or postponement thereof, (iv) in connection with certain uncured breaches on the part of either party, (iv) if the Closing has not occurred on or before June 22, 2022, or (v) by BLTS, if the requisite approval of the Manscaped equityholders has not been obtained within 48 hours of the effective date of the Registration Statement.

None of the parties to the Business Combination Agreement are required to pay a termination fee or reimburse any other party for its expenses as a result of the termination of the Business Combination Agreement. However, each party is liable for willful and material breaches of the Business Combination Agreement prior to termination.

Trust Account Waiver

Pursuant to the Business Combination Agreement, Manscaped irrevocably waives any right, title, interest or claim of any kind it has, or may have in the future, in or to any monies in the trust account established in connection with BLTS’ initial public offering, or any funds distributed therefrom, as a result of or arising out of, the Business Combination and any negotiations, contracts or agreements with BLTS.

The Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Business Combination Agreement. The Business Combination Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, BLTS and ParentCo entered into Subscription Agreements (the “Subscription Agreements”) with certain investors including affiliates and related parties of BLTS’ sponsor, Bright Lights Sponsor LLC (the “Sponsor”) (each, a “PIPE Investor”), pursuant to which the PIPE Investors agreed to purchase, in the aggregate, approximately 8,245,873 shares of ParentCo’s Class A Common Stock at $9.20 per share for an aggregate commitment amount of approximately $75 million. In the case of Subscription Agreements entered into with entities, the purchase of shares is subject to certain concentration limits. The Subscription Agreement for entities permits PIPE Investors prior to the Closing to reduce the number of PIPE Shares that they are required to purchase at the Closing with shares of Class A Common Stock acquired after the date of the Subscription Agreement and not redeemed, shares of Class A Common Stock issuable upon warrants acquired after the date of the Subscription Agreement and not transferred, and such that the shares subscribed for do not result in the PIPE Investor exceeding the beneficial ownership limit for ParentCo’s Class A Common Stock that is set forth on such PIPE Investor’s signature page.

The obligation of the parties to consummate the purchase and sale of the shares covered by each Subscription Agreement is conditioned upon, among other things, the substantially concurrent Closing.

The Subscription Agreements provide that ParentCo is required to file with the SEC, within 30 calendar days after the Closing Date, a shelf registration statement covering the resale of all shares acquired by the PIPE Investors pursuant to the Subscription Agreements which are eligible for registration (determined two business days prior to such submission or filing) and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th day after the Filing Deadline (defined as 30 calendar days after the closing date under the Subscription Agreements), or the 90th day if the SEC notifies ParentCo that it will “review” such registration statement and (ii) the fifth business day after the date ParentCo is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the Subscription Agreements, the PIPE Investors agreed to waive any and all right, title and interest, or any claims of any kind that they have, or may have in the future, in or to any monies held in the trust account established in connection with BLTS’ initial public offering, and agreed not to seek recourse against such trust account as a result of, or arising out of, the Subscription Agreements.

The Subscription Agreements will terminate and be void and of no further force and effect, upon the earlier to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of BLTS and the applicable PIPE Investor, (iii) if the conditions to Closing (as defined in the Subscription Agreements) set forth in the Subscription Agreements are not satisfied or are not capable of being satisfied on or prior to the Closing (as defined in the Subscription Agreements) and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Closing (as defined in the Subscription Agreements), and (iv) if the Closing has not occurred by June 22, 2022.

A form of the Subscription Agreements entered into with entities is filed as Exhibit 10.1 to this Current Report on Form 8-K and a form of the Subscription Agreements entered into with individuals is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Subscription Agreements.

Manscaped Equityholders Support Agreement

In connection with the execution of the Business Combination Agreement, BLTS entered into a support agreement with Manscaped and certain equityholders of Manscaped (the “Manscaped Unitholders” and, such agreement, the “Manscaped Equityholders Support Agreement”). Pursuant to the Manscaped Equityholders Support Agreement, Manscaped Unitholders agreed to, among others, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Manscaped Equityholders Support Agreement, and vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Manscaped Equityholders Support Agreement, the Business Combination Agreement or any other ancillary agreements in connection with the Business Combination, or result in a breach of any covenant, representation, warranty or any other obligation or agreement under the Business Combination.

Pursuant to the Manscaped Equityholders Support Agreement, Manscaped Unitholders also agreed, among others, (a) to approve and adopt the Business Combination Agreement and the Business Combination; (b) to authorize and approve the Business Combination to the extent the approval of any of the Manscaped Unitholders is required or applicable pursuant to Manscaped’s limited liability company agreement (as amended, the “Manscaped LLC Agreement”); (c) to exercise the drag-along rights pursuant to and in accordance with the Manscaped LLC Agreement; (d) to authorize and approve the Manscaped, Inc. Merger to the extent the approval of any of the stockholders of Manscaped, Inc. is required or applicable pursuant to the organizational documents of Manscaped, Inc.; and (e) to approve and consent to any such other circumstances where a consent or approval is required under Manscaped’ governing documents or Manscaped’ financing agreements or otherwise sought with respect to the Business Combination Agreement and the Business Combination.

The Manscaped Equityholders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Manscaped Equityholders Support Agreement) and (b) as to each Company Stockholder (as defined in the Manscaped Equityholders Support Agreement), the written agreement of BLTS, Manscaped and such Company Stockholder. Upon such termination of the Manscaped Equityholders Support Agreement, all obligations of the parties under the Manscaped Equityholders Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Manscaped Equityholders Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Manscaped Equityholders Support Agreement prior to such termination.

The Manscaped Equityholders Support Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Manscaped Equityholders Support Agreement.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, BLTS, Sponsor, Manscaped and certain individuals set forth on Schedule I thereto entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and each director and officer of BLTS agreed to, among others, vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

Pursuant to the Sponsor Support Agreement, the Sponsor also agreed that, immediately prior to the consummation of the ParentCo Merger (but subject to the prior satisfaction of all of the conditions to Closing), Sponsor will contribute, transfer, assign, convey and deliver to BLTS all of its 5,630,000 outstanding shares of BLTS Class B Common Stock, and in exchange, BLTS will issue to Sponsor 5,055,000 shares of BLTS Class A Common Stock. The Sponsor also agreed to subject 1,035,000 shares of its ParentCo common stock (the “Sponsor Earnout Shares”), which are comprised of two equal tranches (the “First Target Sponsor Earnout Shares” and the “Second Target Sponsor Earnout Shares,” respectively), to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. If, at any time during the period beginning on the Closing Date and ending five years after the Closing Date (such period, the “Sponsor Earnout Period”), the closing share price of ParentCo Class A Common Stock for 20 out of any 30 consecutive trading days equals or exceeds $12.50, then the First Target Sponsor Earnout Shares, or if such price equals or exceeds $15.00 per share, then the Second Target Sponsor Earnout Shares, will immediately vest and no longer be subject to forfeiture. If, upon the expiration of the Sponsor Earnout Period, either such condition has not been met, any Sponsor Earnout Shares that failed to vest will be automatically forfeited and transferred to ParentCo for no consideration. Additionally, in the event that there is an Earnout Strategic Transaction during the Sponsor Earnout Period, then, to the extent that the holders of shares of ParentCo Class A Common Stock receive a price per share of ParentCo Class A Common Stock (such price, the “Earnout Strategic Transaction Price”) that is greater than or equal to the applicable ParentCo trading price described above, any Sponsor Earnout Shares that have not previously vested will be deemed to have vested to the extent that such Sponsor Earnout Shares would have vested if the ParentCo trading price had been the Earnout Strategic Transaction Price for any 20 trading days within any period of 30 trading days during the Sponsor Earnout Period immediately prior to the closing of such transaction.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of BLTS and (c) the written agreement of BLTS, the Sponsor, the persons set forth on Schedule I thereto and Manscaped. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

The Sponsor Support Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement.

Warrant Amendment

Concurrently with the execution of the Business Combination Agreement, BLTS, ParentCo and Continental executed the Warrant Amendment, to be effective upon closing, pursuant to which the Warrant Agreement, dated as of January 6, 2021, by and between BLTS and Continental (the “Warrant Agreement”), which, among other things, BLTS will agree to assign all of its right, title and interest in the Warrant Agreement to ParentCo.

The Warrant Amendment is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Warrant Amendment.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosures set forth above under the headings “Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K are incorporated by reference into this Item 3.02. The shares of ParentCo Class A Common Stock to be issued in connection with the Subscription Agreements are not to be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On November 22, 2021, BLTS and Manscaped issued a joint press release announcing the execution of the Business Combination Agreement described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of BLTS, Manscaped or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

Attached as Exhibit 99.2 and incorporated into this Item 7.01 by reference herein is the investor presentation that will be used by BLTS and Manscaped with respect to the transactions contemplated by the Business Combination Agreement.

Attached as Exhibit 99.3 and incorporated into this item 7.01 by reference is the script of the investor video, released on November 22, 2021.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of BLTS under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between BLTS and Manscaped. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and ParentCo intend to file relevant materials with the SEC, including a registration statement on Form S-4, which will include BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the transaction on Manscaped’ business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’ intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS expect to file with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of November 22, 2021, by and among BLTS, ParentCo, Intermediate Holdco, Merger Sub Corp, Merger Sub LLC and Manscaped
10.1	Form of Subscription Agreement (entities)
10.2	Form of Subscription Agreement (individuals)
10.3*	Equityholder Support Agreement, dated as of November 22, 2021, by and among BLTS, Manscaped and the Persons set forth on Schedule I thereto
10.4*	Sponsor Support Agreement, dated as of November 22, 2021, by and among BLTS, Sponsor, Manscaped and the Persons set forth on Schedule I thereto
10.5	Assignment, Assumption and Amendment Agreement, dated as of November 22, 2021, by and among BLTS, ParentCo and Continental
99.1	Press Release, dated November 22, 2021
99.2	Investor Presentation
99.3	Script of Investor Video, released on November 22, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits, schedules and annexes to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). BLTS agrees to furnish supplementally a copy of any omitted exhibit, schedule or annex to the SEC upon its request; however, the Registrant may request confidential treatment of omitted items.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bright Lights Acquisition Corp.

	By:	/s/ Hahn Lee
Date: November 23, 2021		Name:	Hahn Lee
		Title:	Chief Financial Officer